SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
Report on Form 6-K dated December 11, 2006
Commission File Number 1-14846
AngloGold Ashanti Limited
(Translation of registrant’s name into English)
11 Diagonal Street
Johannesburg, 2001
(P.O. Box 62117, Marshalltown, 2107)
South Africa
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X      Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T
Rule 101(b)(1):
Yes        No  X
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T
Rule 101(b)(7):
Yes         No X
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.
Yes         No X
Enclosure: Press release
ANGLOGOLD ASHANTI ANNOUNCES RESULTS OF GENERAL
MEETING

(Incorporated in the Republic of South Africa)
(Registration number 1944/017354/06)
ISIN: ZAE000043485 JSE share code: ANG
(“AngloGold Ashanti” or “the Company”)
_____________________________________________________________________
RESULTS OF GENERAL MEETING
_____________________________________________________________________
Shareholders are advised that, at a general meeting of AngloGold Ashanti held on
Monday, 11 December 2006, all the resolutions were passed by the requisite majority of shareholders, as follows.

Special resolutions:
•
to increase the share capital of the company through the creation of 4,280,000 new
E ordinary shares of R0.25 each for the implementation of an Employee Share
Ownership Plan (“Bokamoso ESOP”) and a Black Economic Empowerment
transaction (“BEE transaction”); and
•
to amend the company’s memorandum and articles of association by inserting a new article containing the rights and privileges attaching to the new E ordinary shares.

Ordinary resolutions:
•
to adopt the Bokamoso ESOP
•
to issue shares for cash, namely:
•
up to 2,880,000 E ordinary shares to the Bokamoso ESOP;
•
up to 1,400,000 E ordinary shares to Izingwe Holdings (Proprietary) Limited pursuant to the BEE transaction; and
•
up to 960,000 ordinary shares to the Bokamoso ESOP
•
to place 1,760,000 ordinary shares under the control of directors of the Company, to be allotted and issued for cash, at any time prior to 31 December 2009 to trusts or entities established to hold and administer such shares for the benefit of employees of the Company employed in countries other than South Africa where the Company carries out mining activities, as the directors, in their discretion, may determine; and
•
to appoint the company secretary or any one director to do all such things necessary to give effect to the implementation of all the resolutions.

The special resolutions will be lodged with the Registrar of Companies for registration as soon as possible

Johannesburg
11 December 2006

Transactional sponsor

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AngloGold Ashanti Limited
Date: December 11, 2006
By: /s/ L Eatwell
Name:  L Eatwell
Title:    Company Secretary